[Paul, Hastings, Janofsky & Walker LLP Letterhead]
(212) 318-6859
markschonberger@paulhastings.com

September 3, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Michael Pokorny

Re:	Acadia Realty Trust
Form 10-K for the year ended December 31, 2009, filed on March 1, 2010
Form 10-Q for the period ended March 31, 2010, filed on May 5, 2010
Definitive Proxy Statement Schedule 14A, filed on April 9, 2010
File No. 001-12002
Ladies and Gentlemen:
On behalf of our client, Acadia Realty Trust (the “Company” or “Acadia”), we hereby respond to the comments of the staff of Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission conveyed by letter dated July 22, 2010. We have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Item 2. Properties.
Shopping Center Properties, page 19
1. In future filings, please include separate columns disclosing the total rents and rents per square foot for the properties listed in this section. Alternatively, please tell us why such disclosure is not material.
The Company will revise its future filings to include separate columns disclosing the total rents and rents per square foot for the properties listed in this section.

Mr. Michael Pokorny
September 3, 2010

Item 15. Exhibits, Financial Statement Schedules
2. It appears that exhibits 10.18, 10.53, 10.61, 10.62, 10.63, 10.67, 10.69, 10.70, 10.71, 10.72, 10.73, and 10.74 reference exhibits and schedules that are not included with such documents. Please note that Item 601(b)(10) of Regulation S-K requires the filing of complete material contracts, which should include all schedules and exhibits referenced. Please file the complete agreements with your next periodic report. Alternatively, please explain your basis for excluding various exhibits and schedules or clarify if the agreements are no longer material. Also, it appears that several agreements were not filed as executed agreements. Please tell us your basis for not filing executed agreements.
The Company has reviewed its list of material contracts and has determined that exhibit 10.62 is no longer material due to fact that this revolving credit agreement was paid in full and terminated during February 2010. Accordingly, the Company will remove this exhibit from the exhibit index of its Form 10-K for the fiscal year ended December 31, 2010. In addition, the Company will file complete and executed versions of exhibits 10.18, 10.53, 10.61, 10.63, 10.67, 10.69, 10.70, 10.71, 10.72, 10.73 and 10.74 with its Form 10-Q for the quarterly period ended September 30, 2010, as discussed during the conversation between Keith D. Pisani of this firm and Duc Dang of the Staff on August 4, 2010.
Financial Statements and Notes
Note 1 — Organization, basis of Presentation and Summary of Significant Accounting Policies
Notes Receivable and Preferred Equity Investments, page F-12
3. In your Consolidated Statements of Income, we note that interest income related to notes receivable and preferred equity investments are categorized as revenue. Supplementally advise us of the sources used to fund your interests in these investments. To the extent that you have incurred debt to finance these assets, please clarify whether the related interest expense is included within operating expenses.
Acadia has not incurred any debt to specifically finance any of its investments in notes receivable and preferred equity investments. The funds used for these investments were sourced from general working capital.

Mr. Michael Pokorny
September 3, 2010

Note 4 — Investments In and Advances to Unconsolidated Partnerships
Retailer Controlled Property Venture (“RCP Venture”), page F-20
4. We note you commenced the RCP Venture with Klaff Realty, L.P. and Lupert-Adler Management, Inc., through a limited liability company (KLA). Please tell us the structure of KLA and the ownership interest of each investor. In your response please clarify how you make your investments in the RCP Venture through KLA. To the extent that your investment in the RCP Venture is synonymous with your investment in KLA, please tell us how you considered Rule 3-09 of Regulation S-X in determining whether your equity investment in KLA represents a significant equity method investment that would require separate financial statements.
Background
On January 27, 2004, Acadia, along with Klaff Realty, L.P. and Lubert-Adler Management, Inc., formed an investment group for the purpose of making investments in retailers and/or retailer-controlled properties. In its filings with the SEC, Acadia refers to this investment group as the Retailer Controlled Property Venture (“RCP Venture”). The RCP Venture is neither a single entity nor a specific investment. Any member of this group has the option of participating, or not, in any individual investment and each individual investment has been made on a stand-alone basis through a separate limited liability company. As disclosed in detail in the Notes to its financial statements in each of its periodic reports, to date, Acadia has made the below investments under the RCP Venture umbrella. These investments have been made through different investment vehicles with different affiliated and unaffiliated investors and different economics to Acadia. The Company has made these investments through its subsidiaries, Acadia Mervyn I, LLC (“Mervyns I”), Acadia Mervyn II, LLC (“Mervyns II”) and Acadia Strategic Opportunity Fund II, LLC (“Fund II” and, together with Mervyns I, Mervyns II and Fund II, the “Acadia Investors”). The Acadia Investors have non-controlling interests in the individual investee limited liability companies as follows:

Mr. Michael Pokorny
September 3, 2010

	Investee limited
Investment	liability company	Acadia Investors	Notes
Mervyns and Mervyns add-on investments	KLA/Mervyn’s, L.L.C.	Mervyns I and Mervyns II	(1)
Albertson’s and Albertson’s add-on investments	KLA A Markets, LLC	Mervyns II	(2)
Shopko	KLA-Shopko, LLC	Fund II	(3)
Marsh	KLA Marsh, LLC	Fund II	(4)
Rex stores	KLAC Rex Venture, LLC	Mervyns II	(5)

Notes:

(1)	Mervyns I and Mervyns II have an aggregate 10.5% interest in the investee limited liability company. The other unaffiliated investors own 75.0%, 7.4% and 7.1%, respectively.

(2)	Mervyns II has an 18.9% interest in the investee limited liability company as it relates to the Albertson’s investment. The other unaffiliated investors own 50.0%, 20.7% and 10.4%, respectively. Mervyns II has a 20.0% interest in the investee limited liability company as it relates to the Albertson’s add-on investments. The other unaffiliated investors own 50.0%, 20.0% and 10.0%, respectively.

(3)	Fund II has a 20.0% interest in the investee limited liability company. The other unaffiliated investors own 50.0%, 20.0% and 10.0%, respectively.

(4)	Fund II has a 20.0% interest in the investee limited liability company. The other unaffiliated investors own 50.0%, 20.0% and 10.0%, respectively.

(5)	Mervyns II has a 13.3% interest in the investee limited liability company. The other unaffiliated investors own 33.3%, 32.6%, 20.0% and 0.8%, respectively.

Mr. Michael Pokorny
September 3, 2010

Application of Rule 3-09 of Regulation S-X
As discussed above, Acadia’s investment in the RCP Venture is not synonymous with its investment in “KLA” in determining the requirement to provide separate financial statements of unconsolidated subsidiaries pursuant to Rule 3-09 of Regulation S-X. No investment in any individual RCP investment exceeded 20% of the total assets of the Company and its consolidated subsidiaries as of December 31, 2009, nor did the Company’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, exclusive of amounts attributable to noncontrolling interest, of any individual RCP investment exceed 20% of such income of the Company and its consolidated subsidiaries for the year ended December 31, 2009. Accordingly, separate financial statements of these unconsolidated subsidiaries were not required.
In future filings, the Company will clarify that the investments made in connection with the RCP Venture are not through a single limited liability company.
5. We note you account for certain other Add-On investments and other RCP Investments using the cost method due to your minor ownership interest and the inability to exert influence over KLA’s operating and financial policies. Pursuant to paragraph 323-30-35-3 of the FASB Accounting Standards Codification, tell us how you considered paragraph 323-30-S99-1 of the FASB Accounting Standards Codification in determining that equity method treatment was not appropriate.
As discussed above, the Add-On Investments and other RCP Investments are not single investments, but rather multiple investments made through different entities and with multiple partners. In making the determination that the Company lacks significant influence, each investment was analyzed in accordance with the guidance contained in paragraph 323-10-15-6 of the FASB Accounting Standards Codification.
As the Add-On Investments and other RCP Investments are separate and discrete investments made through limited liability companies in which the Company is not the managing member, management first considered the level of influence it had over the operating and financial policies of the direct investee and subsequently considered the level of influence that the direct investee entity had over the operating and financial policies of the Add-On Investment or other RCP Investment. As the non-managing member of the limited liability company, the Company generally has only certain protective rights, and does not have

Mr. Michael Pokorny
September 3, 2010

the ability to participate in the management of the entity. At the level in which the Company maintains a direct investment, management determined that the protective rights did allow the Company to exercise significant influence. However, based on the Company’s proportional indirect ownership in the underlying entities, ranging from 2.0% to 13.3%, management determined that the Company has virtually no influence over such entities operating and financial policies (see chart below). Additionally, the Company’s carrying value in the Add-On Investments and other RCP Investments aggregated $6.9 million as of December 31, 2009, which was not material to the Company’s Consolidated Financial Statements. Accordingly, the Company believes that use of the cost method is appropriate based on the guidance in paragraph 323-30-S99-1 of the FASB Accounting Standards Codification.

		Acadia Investor
	Acadia Investor	ownership % in
	ownership % in	underlying
Investment	Investee LLC	entity(s)	Notes
Mervyns add-on investments	10.5%	5.8%	(1)
Albertson’s add-on investments	20.0%	6.0%	(2)
Shopko	20.0%	2.0%	(3)
Marsh	20.0%	3.3%	(4)
Rex stores	13.3%	13.3%	(5)

Notes:

(1)	The other unaffiliated investors own 75.0%, 7.4% and 7.1%, respectively.

(2)	The other unaffiliated investors own 50.0%, 20.0% and 10.0%, respectively.

(3)	The other unaffiliated investors own 50.0%, 20.0% and 10.0%, respectively.

(4)	The other unaffiliated investors own 50.0%, 20.0% and 10.0%, respectively.

(5)	The other unaffiliated investors own 33.3%, 32.6%, 20.0% and 0.8%, respectively.
Other Investments, page F-21
6. We note you recorded an impairment charge of $3.8 million related to the Sterling Heights Shopping Center. Given the impairment charge, tell us how you considered Rule 3-09 of Regulation S-X in determining whether Sterling Heights Shopping Center represents a significant equity method investment that would require separate financial statements.

Mr. Michael Pokorny
September 3, 2010

The Company has a 50% interest in an unconsolidated affiliate, Sterling Heights SC, LLC, through its consolidated subsidiary, Acadia Strategic Opportunity Fund, LP. On March 25 2010, Sterling Heights SC, LLC was effectively liquidated following the disposal of its sole investment, the Sterling Heights Shopping Center. As of December 31, 2009, the Company recognized an impairment charge of $3.8 million related to its investment in Sterling Heights SC, LLC as discussed in Note 4 in the Notes to Consolidated Financial Statements. It was not the result of an impairment charge recorded by Sterling Heights SC, LLC that, in turn, would have been a component of the equity in the income of unconsolidated affiliate recognized by the Company.
In accordance with guidance contained in section 2410.2 of the Financial Reporting Manual issued by the Staff, the impairment charge of $3.8 million should be included in the numerator of the S-X 1-02(w) income test. The losses from the investment in Sterling Heights SC, LLC would not exceed 20% of the Company’s income from continuing operations before income taxes, exclusive of amounts attributable to noncontrolling interest, nor would the carrying amount of the investment exceed 20% of the total assets of the Company as of December 31, 2009. Accordingly, separate financial statements of this unconsolidated subsidiary would not have been required.
Note 5 — Notes Receivable and Preferred Equity Investment, pages F-24 — F-25
7. For notes receivable and preferred equity investments identified as impaired as of December 31, 2009, please tell us how you have complied with the disclosure requirements outlined in paragraph 310-10-50-15 of the FASB Accounting Standards Codification.
The face and the carrying amount, net of allowance, for the note receivable for which the Company established a $1.7 million allowance as of December 31, 2009, is included in Note 5 in the Notes to Consolidated Financial Statements. Based on the face value of the note of $3.9 million, it was included in the aggregate amounts listed within the line item entitled “Individually less than 3%”.
Interest income of $0.3 million was received in cash during 2009 prior to the Company’s determination of impairment of the note. No further interest income was recognized on this note during 2009 subsequent to the determination of its impaired status. This is consistent with the Company’s policy for recognizing interest income on impaired loans, including how cash receipts are recorded, as discussed in Note 1 in the Notes to Consolidated Financial Statements wherein the Company discloses: “Interest income recognition is generally suspended for loans when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the suspended loan becomes contractually current and performance is demonstrated to be resumed.”

Mr. Michael Pokorny
September 3, 2010

Although the principal and interest income were considered immaterial to the total assets of the Company as of December 31, 2009 and the Company’s net income for the year ended December 31, 2009, the Company will provide in future filings the disclosure as enumerated in paragraph 310-10-50-15 for any impaired notes receivable, regardless of materiality, as opposed to including such disclosure in aggregated amounts.
Note 7 — Acquired Lease Intangibles, page F-26
8. For your below market leases, please tell us how you factored any fixed rate renewal options into the calculation of the fair value of below market leases acquired and the period over which it is amortized.
Fixed-rate renewal options have been included in the calculation of the fair value of acquired leases. To the extent there were fixed-rate options at below-market rental rates, the Company included these along with the current term below-market rent in arriving at the fair value of the acquired leases. The discounted difference between contract and market rents is being amortized over the remaining applicable lease term, inclusive of any option periods.
In future filings, the Company will include disclosure regarding its treatment of fixed-rate renewal options in determining the fair value of acquired below-market leases in its summary of significant accounting policies for real estate as disclosed in Note 1 in the Notes to Consolidated Financial Statements.
Note 9 — Convertible Notes Payable, page F-30
9. For your convertible debt instruments outstanding as of December 31, 2009 with cash conversion features, please tell us how you have complied with the disclosure requirements outlined in paragraphs 470-20-50-4 to 470-20-50-6 of the FASB Accounting Standards Codification.
Consistent with Paragraph 470-20-50-4, the net carrying amount and unamortized discount related to the Company’s convertible notes payable are disclosed on the face of the balance sheets as of December 31, 2009 and 2008. Although not explicitly stated, the carrying amount of the equity component is equal to the unamortized discount discussed above. The principal amount of the debt as of December 31, 2009 and 2008 is disclosed in Note 9 in the Notes to Consolidated Financial Statements.
Consistent with Paragraph 470-20-50-5, the period of amortization of the discount is disclosed in Note 1 in the Notes to Consolidated Financial Statements. Note 9 includes a disclosure of the conversion price. The aggregate consideration to be delivered is not based upon a specified number of shares as consideration is to be delivered in the form of cash and Common Shares as disclosed in Note 9 in the Notes to Consolidated Financial Statements. The instrument’s if-converted value does not exceed its principal amount as of December 31, 2009 and there are no derivative transactions that were entered into in connection with the issuance of the instruments.

Mr. Michael Pokorny
September 3, 2010

Although the effective interest rate of 6.03% is not separately disclosed in the Notes to Consolidated Financial Statements as set forth in Paragraph 470-20-50-6, the Company disclosed the interest cost related to the amortization of the discount on the liability component for the years ended December 31, 2009 and 2008 of $1.3 million and $2.1 million, respectively, in Note 1 and the contractual interest coupon rate in Note 9 in the Notes to Consolidated Financial Statements.
In future filings, the Company will explicitly state the carrying amount of the equity component and effective interest rate on the liability component of its convertible debt. It will also disclose whether or not the if-converted value exceeds the principal amount, and if it does, will quantify this.
Note 15 — Share Incentive Plan, pages F-34 — F-35
10. Please tell us and revise future filings to include the method you used to measure compensation cost for your share incentive plans and a description of the significant assumptions utilized. Reference is made to paragraph 718-10-50-2(b) and (f) of the FASB Accounting Standards Codification.
Awards issued pursuant to the Company’s share incentive plan for the years ended December 31, 2009, 2008 and 2007 consisted solely of restricted share and restricted Operating Partnership unit grants. All of these were subject to vesting as of the grant date based on service and/or performance conditions. Pursuant to 718-10-30-17, these awards were measured at their fair value as if they were vested on the grant date. Fair value was established as the market price of the Company’s Common Shares as of the close of trading on the day preceding the grant date. Given this method of measurement for the above awards, additional factors as discussed in paragraph 718-10-50-2 (f) including expected term of share options and similar awards, expected volatility, expected dividends risk-free rates and discounts for post-vesting restrictions are not applicable.
In future filings, the Company will include disclosure regarding its method for determining fair value in Note 15 in the Notes to Consolidated Financial Statements.

Mr. Michael Pokorny
September 3, 2010

11. We note that during 2009, you adopted the Long Term Investment Alignment Program (Program) and awarded units representing 50% of the Program, which you determined have no value at issuance. Please tell us the terms of the Program, how you account for this Program under Topic 718 of the FASB Accounting Standards Codification, and how you determined the units issued have no value at issuance.
In accordance with Topic 718, share-based payment transactions that can be cash settled are recorded as liabilities. Under the Program, participants may receive cash distributions when the promote (the “Promote”) is earned from Acadia Strategic Opportunity Fund III LLC (“Fund III”). Accordingly the Program is considered a bonus plan or similar to a phantom stock plan. Share-based payment awards treated as liabilities are required to be re-measured at each reporting date. For employee share-based payment transactions that are classified as liabilities, compensation cost shall be recognized each reporting period until the liability is settled. If the liability is subject to vesting requirements based on performance, the extent of performance should be taken into consideration for purposes of determining the fair value of the liability at each reporting date.
The Promote is subject to both performance and service conditions. In accordance with Topic 718, accruals of compensation cost for an award with a performance condition must be based on the probable outcome of that performance condition—compensation cost must be accrued if it is probable that the performance condition will be achieved and may not be accrued if it is not probable that the performance condition will be achieved.
The future acquisition, redevelopment or other investing activities by Fund III, as well as the projected returns thereon, cannot be determined at this time. Accordingly, based on market and other specific conditions, it was determined that as of December 31, 2009 and March 31, 2010, it was not probable that the performance conditions would be achieved. Once it is probable that the value of Fund III’s underlying total investments will exceed (i) the debt, (ii) the Fund III investors’ invested capital and (iii) the cumulative unpaid preference to the investors, then the value of the resulting Promote on that excess allocable to management will be recorded as a charge to earnings. Currently the value of the existing Fund III investments has not increased sufficiently to exceed items (i) through (iii) as discussed above.

Mr. Michael Pokorny
September 3, 2010

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 9, 2010
Compensation Discussion and Analysis
B. Performance Incentive Compensation
(4) Long Term Investment Alignment Program, page 16
12. We note your disclosure that the amounts reflected in the table reflect each such key employee’s contribution to your investments in Fund III. Please tell us how each person’s role resulted in the percentages allocated. Also, it appears that you awarded 11% of the possible 25% of potential Promote even though only about 20% of Fund III’s committed capital has been invested. Please tell us your reason for such awards. As applicable, please include similar clarification in future filings.
The nature of Acadia’s external fund business is to acquire assets with more upside potential than would be appropriate for its core business. The Company participates as an investor as well as a manager of Fund III for which it gets treated in the same manner as the other investors, but also is entitled to a “promote” upon achieving certain results, namely a return on and of capital. All results in excess of that level reward the Company with 20 cents of every additional dollar earned. Much time and effort are required in both sourcing and conducting due diligence for Fund III deals before acquiring them. Also, the nature of the typical Fund III deal (since they are not stabilized assets) requires efforts to achieve stabilization through the redevelopment, recapitalization or re-leasing of the asset. Furthermore, the nature of these investments typically requires more hands on work for greater periods of time than core assets require. The Board of Trustees with the assistance of senior management of the Company created the Long Term Investment Alignment Program (“LTIAP”) for management with the following goals — all as disclosed in the Company’s proxy statement filed April 9, 2010:
•	Reward management for true, long-term performance and not simply for making investment decisions without consideration of actual value realized.

•	Motivate management to deliver superior returns to external investors, as well as to the Company through its direct investment, through strategic investments and successful liquidation of Acadia Strategic Opportunity Fund III LLC (“Fund III”) and thereby increasing shareholder value.

•	Provide a retention tool for years to come.

•	Further align the interests of management and shareholders and external investors.

Mr. Michael Pokorny
September 3, 2010

With the foregoing as background, each person’s role will be described below as it relates to allocations of the percentages of the LTIAP. It is worth noting that the reason the percentage of LTIAP granted now was not in step with the level of investment, was to incentivize the recipients to ensure that appropriate assets will be acquired with the remaining funds in Fund III and to ensure that diligent efforts will be made to achieve stabilization of those assets.
Kenneth F. Bernstein was granted 6.25% of the LTIAP in 2009 and .625% in 2010. As Chief Executive Officer of the Company, Mr. Bernstein is the ultimate decision maker on what investments, if any, Fund III will make. He also sources many of the transactions that become investments through his many contacts in the real estate business. His acumen in investing is one of the reasons behind the Company’s success and the independent members of the Board of Trustees believe it is appropriate that he be given the largest grant.
Joel Braun was granted 2.5% of the LTIAP in 2009 and 0.3125% in 2010. Mr. Braun is the Chief Investment Officer of the Company, specifically charged with running the acquisitions group at the Company, sourcing investments to be reviewed, heading up the due diligence efforts, coordinating the efforts of the Company’s team, investigating the asset, being responsible for the investment book describing the asset for approval by the Fund III investors as well as the Company’s Capital Markets and Investments Committee of the Board of Trustees, and negotiating the purchase with the seller. As a result of the critical role Mr. Braun plays in acquiring assets for Fund III, the Board of Trustees granted him an allocation which it believes reflects his contribution to Fund III’s success.
Finally, Messrs. Nelsen, Masters and Napolitano were granted equal allocations of 0.75% in 2009 and 0.125% in 2010 reflecting their respective roles in managing both the acquisition process for Fund III, but equally importantly their ongoing role in developing, managing, financing and stabilizing the acquired assets. Although each of them has a role in the all important acquisition process, their roles are subordinate to those of Messrs. Bernstein and Braun. Their responsibilities do extend beyond the acquisition phase and endure until the assets are sold. Thus, the Board of Trustees concluded that allocations for Messrs. Nelsen, Masters and Napolitano that were smaller than those given to Messrs. Bernstein and Braun were appropriate.
V. Benchmarking, page 18
13. It appears that you did not benchmark your officers’ compensation to a specific level of your peer group based on your disclosure that you do “not identify a particular level of competitiveness....” We also note your consideration that your CEO’s base salary was below the 50th percentile of your peer group. To the extent that you considered your named executive officers’ compensation, both on a total and element bases, as it compared to your peer group, please provide us with a discussion of such consideration and an explanation of how it relates to the amounts actually paid to your officers. Please include similar discussions in future filings, as applicable.

Mr. Michael Pokorny
September 3, 2010

It is correctly noted that the compensation of Acadia’s named executive officers (“NEOs”) was not directly tied into specific levels of compensation at our peer groups. Nevertheless, the Compensation Committee and the Board took note of the competitive information provided to it by the Compensation Consultant. It was noted that, in all cases, the NEOs’ compensation was below the 50th percentile level based on the averages of Acadia’s peer group. The overriding concern with respect to compensation was to be mindful of the overwhelming gravity of the economic situation so that it was not deemed feasible to greatly modify compensation to reflect peer group averages.
Performance and Time-Based Incentive Awards, page 20
14. Please provide us with a discussion of the individual determinations behind the amounts awarded in the table at the bottom of page 20. Also, please discuss the use of benchmarking, as referenced on page 21, and identify which of the four events, listed as (i) — (iv), occurred.
The compensation process begins with the creation of a bonus pool for NEOs (and other Senior Vice Presidents). The Board of Trustees, after consultation with the Compensation Committee, the compensation consultant and management, determined that the pool for 2009 would be $2.9 million for a minimal company performance, $3.6 million for a target performance and $4.3 million for an outperformance.
Bonus allocations for individual NEOs are based upon two separate categories of metrics: Company performance (70% of the overall determination) and individual/business unit performance (30% of the overall determination). The Board of Trustees, after consultation with the Compensation Committee, the compensation consultant and management, established the Company performance hurdles presented below. The percentages appearing after each of the headings below represent the percentage of total bonus allocated to that particular company performance category.
Funds From Operations (“FFO”) Growth: (Absolute & Relative) (10%)
1.	FFO Projection (Normalized vs. Budget Range of $1.00 — $1.10)

2.	Relative FFO Growth (ranking vs. peer group)

FFO: Paid if one of the two FFO performance targets is achieved. (The higher score of the two will be used in determining the incentive opportunity to be earned)

Mr. Michael Pokorny
September 3, 2010

Net Operating Income (“NOI”) Growth: (Absolute & Relative) (10%)
1.	NOI Projection (Same Store vs. Budget Range of -2% to -5%)

2.	Relative NOI Growth (same store) ranking vs. peer group

NOI: Paid if one of the two NOI performance targets is achieved. (The higher score of the two will be used in determining the incentive opportunity to be earned)
Total Shareholder Return (“TSR”) (Absolute & Relative) (20%)
1.	Absolute Total Shareholder Return

2.	Relative Total Shareholder Return (ranking vs. peer group)

TSR: Paid if one of the two TSR performance targets is achieved. (The higher score of the two will be used in determining the incentive opportunity to be earned)
Executing Strategic Plan (3 components) (30%)
1.	Maintain a high-quality core portfolio of retail assets

2.	Maintain a healthy balance sheet with strong liquidity

3.	Maintain a disciplined growth strategy that enables opportunistic investing
Based upon actual Company 2009 performance results, empirical peer group data and Board and Compensation Committee evaluation, it was determined that the Company outperformed in each of the four above-referenced performance metrics. Each NEO’s maximum percentage of the pool was subjectively determined by the Compensation Committee and approved by the Board (with Mr. Bernstein not participating with respect to his own compensation) based upon its determination of the NEO’s contribution to the growth and operating performance of the Company. The remaining 30% of NEO bonus is based upon both the individual’s efforts as well as the performance of the business unit(s) for which such individual is responsible. In each case, the 30% was comprised of four equal separate categories, determined based on the accomplishment of subjective goals which varied by NEO and were established at the beginning of the year by the CEO in concert with the NEO, except that the CEO’s goals were proposed by the CEO and approved by the Board after careful consideration (with the CEO abstaining). Leadership (or stewardship with respect to the CEO) was one of the four categories used to evaluate each NEO.

Mr. Michael Pokorny
September 3, 2010

For the individual and business unit performance metrics, there were maximum, minimum and target performance levels. In each instance, the Board of Trustees determined that the five NEOs achieved maximum performance on three of the four metrics and target on the fourth.
Based on the results of the above, the bonus pool was set at $4.3 million and each of the NEO’s performance and time-based incentive awards were determined in the amounts set forth in the table on page 20 of the 2010 Proxy Statement.
With respect to the benchmarking described on page 21, please be advised that such benchmarking is a future measurement which applies to the awards granted in 2010 and as such, none of the events have occurred and will not be reviewed until future vesting dates, at which time a determination will be made by the Board of Trustees with respect to the four benchmarks described therein.
* * *
In response to the Staff’s request, the Company has filed a letter on EDGAR containing the specified acknowledgements.
If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Keith Pisani at (212) 318-6053.
Sincerely,
/s/ Mark Schonberger
Mark Schonberger
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Michael Nelsen, Acadia Realty Trust
Robert Masters, Esq., Acadia Realty Trust
Keith D. Pisani, Esq., Paul, Hastings, Janofsky & Walker LLP